Publication: South China Morning Post
Page: Classified 6

Where Published: Hong Kong (82-836)

SUPPL

FIRST PACIFIC

04036878

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

FIRST HALF 2004 RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

(Unaudited)

For the periods ended 30 June (In thousand pesos)	Six months 2004	Six months 2003	Three months 2004	Three months 2003
Revenues	1,603,694	2,037,471	843,623	1,301,599
Cost of sales	(1,430,688)	(1,523,318)	(818,834)	(942,471)
Operating expenses	(311,742)	(370,968)	(181,368)	(227,426)
Operating (loss)/profit	(138,736)	143,185	(156,579)	131,702
Share of net (losses)/ profits of associated companies	(3,808)	(60,287)	(46)	18,828
Financing charges, net	(313,401)	(443,234)	(186,859)	(292,346)
Loss before other income	(455,945)	(360,336)	(343,484)	(141,816)
Other income, net	469,016	450,358	342,524	285,136
Profit before taxation	13,071	90,022	(960)	143,320
Taxation	(22,727)	30,041	(16,839)	33,342
Profit after taxation	(9,656)	120,063	(17,799)	176,662
Outside interests	3,795	(26,160)	7,973	(23,729)
Net profit for the period	(5,861)	93,903	(9,826)	152,933
Accumulated deficit				
Beginning of period	(27,045,979)	(26,208,103)	(27,042,015)	(26,267,133)
End of period	(27,051,840)	(26,114,200)	(27,051,841)	(26,114,200)
Earnings/(loss) per share (in centavos)				
Basic	(0.03)	0.50	(0.05)	0.82
Weighted average number of shares in issue (In thousands)				
Basic	18,603,473	18,603,473	18,603,473	18,603,473

METRO PACIFIC CORPORATION CONSOLIDATED BALANCE SHEETS

As at (In thousand pesos)	Unaudited 30 June 2004	Audited 31 December 2003	Unaudited 30 June 2003
ASSETS			
Current assets			
Cash and cash equivalents	215,751	213,622	308,208
Receivables, net	2,038,617	2,189,649	2,544,882
Due from associated companies	733,383	714,926	557,109
Inventories, net	21,401	30,931	46,663
Development properties	2,282,066	2,381,147	2,895,958
Investment in and advances to Bonifacio Land Corp.	3,265,057	3,436,611	5,099,033
Deferred tax asset	1,341	32,210	89,184
Prepayments and other current assets	395,512	447,429	617,091
Total current assets	8,953,128	9,446,525	12,158,128
Long-term receivables	232,972	134,116	124,342
Investments in associated companies	901,527	1,049,744	810,031
Property and equipment	2,763,642	3,217,405	3,108,320
Other assets	353,878	349,310	600,391
Total assets	13,205,147	14,197,100	16,801,212
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	998,977	1,395,385	2,742,458
Current portion of long-term debts	1,870,803	2,135,170	1,784,156
Current portion of long-term liabilities and provisions	403,323	445,446	316,241
Accounts payable and accrued expenses	6,028,557	5,678,350	6,472,915
Due to associated companies	96,022	125,268	93,319
Deferred tax liability	15,769	9,997	17,284
Income tax payable	-	3,359	-
Total current liabilities	9,413,451	9,792,975	11,426,373
Long-term debts	2,236,334	2,215,916	3,068,634
Long-term liabilities and provisions	629,126	1,262,168	444,928
Outside Interests	312,468	306,412	309,869
Equity			
Stockholders' equity			
Capital stock	18,605,974	18,605,974	18,605,974
Additional paid-in capital	9,692,634	9,692,634	9,692,634
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
Accumulated deficit	(27,051,840)	(27,045,979)	(26,114,200)
Total stockholders' equity	213,768	219,629	1,151,408
Total liabilities and equity	13,205,147	14,197,100	16,801,212

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited net loss of Pesos 5.9 million fot the first six months of 2004, compared with Pesos 93.9 million profit reported during the same period in 2003. The loss results principally from significant losses at shipping unit Negros Navigation Company ("Nenaco") for the period, despite higher profits realized at Landco Pacific Corporation ("Landco").

Consolidated Results

Metro Pacific recorded consolidated net revenues of Pesos 1.6 billion for the first six months of 2004 compared with Pesos 2.0 billion of revenues for the same period in 2003, reflecting the decline in Nenaco revenues and deconsolidation of Bonifacio Land Corporation ("BLC"). Operating expenses were reduced by 16.0 percent; to Pesos 311.7 million versus Pesos 371.0 million in 2003. Financing charges declined by 29.0 percent to Pesos 313.4 million in 2004 compared with Pesos 443.2 million in 2003, reflecting the reduction of debt levels following the conclusion of additional debt settlement agreements, and deconsolidation of BLC. Significant provisions for the current period and for prior years were made at the Nenaco level, against which Metro Pacific reversed Pesos 658.0 million in prior year's provisions against investments in Nenaco in light of that unit's prospects under a court approved and administered rehabilitation program. Extraordinary gains of Pesos 249.0 million resulting from successful debt reduction during the period were also booked.

Operations Review

Landco Pacific Corporation ("Landco") reported a net profit of Pesos 32.9 million for the first six months of 2004, a 133.3 percent improvement over the Pesos 14.1 million net profit recorded for the same period last year, reflecting increased sales at the Leisure Farms and Leisure Farms Ponderosa residential farming projects. Consolidated revenues improved to Pesos 401.3 million in 2004 compared with Pesos 305.9 million in 2003, while financing charges reduced to Pesos 8.5 million in 2004 compared with Pesos 15.3 million in 2003.

Pacific Plaza Towers ("PPT") reported a first-half 2004 net loss of Pesos 16.4 million compared with the net profit of Pesos 7.9 million reported in 2003. The reversal in profitability resulted from lower net values realized from the dacion (exchange or sale) of various units for the retirement of certain obligations.

Nenaco reported a substantial net loss (excluding prior period adjustments) of Pesos 335.0 million for the first six months of 2004, versus a profit of Pesos 62.7 million in 2003, due to a significant reduction in the number of its vessels in service and from an extended schedule of dry-docking for various vessels. Prior period adjustments to past reported profits have also been made to Nenaco's accounts due to higher provisions against certain inventories, receivables and other assets, and write-downs of certain vessel and property values.

Comments: "Work Continues"

"While we were disappointed with the extent of the problems at Nenaco, in which substantial provisions have been made, we have been heartened by its prospects for recovery under a court-approved rehabilitation program. Setting that aside, prospects for our core property business are increasingly favorable; Landco continues to expand and interest in our property portfolio is healthy. Our work continues and our efforts redoubled, as we strive to rebuild Metro Pacific," said President and CEO Jose Ma. Lim.

About Metro Pacific

Metro Pacific Corporation is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange (PSE: MPC). Metro Pacific's business portfolio includes property concerns Landco Pacific Corporation, Pacific Plaza Towers and Costa de Madera Corp., and listed shipping firm Negros Navigation Company (PSE: NN). Further information regarding Metro Pacific can be accessed at www.metropacific.com

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

23 August 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*
Edward K.Y. Chen*, *CBE, JP, GBS*	Graham L. Pickles*

* *Independent Non-executive Directors*